
December 5, 2011

Via U.S. Mail
Mr. Khurram Ijaz
President and Chief Executive Officer
Alliance Petroleum Corporation
112 North Curry Street
Carson City, NV 89703

> **Re: Alliance Petroleum Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 15, 2011**
> **File No. 333-172114**

Dear Mr. Ijaz:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 27

Plan of Operation, page 28

1.   We note your response to prior comment 3 from our letter dated November 4, 2011. We also note your statement that you "have not commenced any activities to raise such funds" for your exploration plan on page 29. Given this statement, please clarify whether you still plan to commence your exploration plan in winter 2011-2012.

Exhibits and Financial Statement Schedules, page II-3

2.   We note your response to prior comment 4 but do not see such revision in your filing. Please revise your exhibit index to clarify which exhibit number designations are intended to relate to each exhibit description. For example, and without limitation, it is not clear which descriptions are intended to relate to exhibit numbers 10.2, 10.3 and 10.4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo